Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross sells Pinecrest Resources shares

Toronto, Ontario – June 9, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced that yesterday it sold its 10,925,000 shares (“Shares”) in Pinecrest Resources Ltd. (“Pinecrest”) at a price of CAD$0.36 per share for expected gross proceeds of approximately CAD$3.9 million.

The Shares were disposed through private sales with various purchasers and represented approximately 17% of the issued and outstanding shares in Pinecrest. The disposition was made for investment purposes, and following the disposition, Kinross no longer holds any shares of Pinecrest.

Kinross will file an early warning report under Pinecrest’s profile on SEDAR at www.sedar.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Source: Kinross Gold Corporation

www.kinross.com